

16021867

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEP 12 2016
Washington DC
409

| SEC FILE NUMBER |
|---|
| 8-69616 |

SEC Mail Processing Section
SEP 12 2016
Washington DC

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGMA AMERICAS SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7258 NORTH SPRINGCREST PLACE
(No. and Street)

| MERIDIAN | ID | 83646 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID BENSINGER (208) 846-9665

(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ED RICHARDSON, CPA
(Name – *if individual, state last, first, middle name*)

| 15565 NORTHLAND DR, STE 508 W | SOUTHFIELD | MI | 48075 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DAVID BENSINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGMA AMERICAS SECURITIES LLC (fka BENEXIS SECURITIES LLC), as of JUNE 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


KORI MOODY
NOTARY
PUBLIC
STATE OF IDAHO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SIGMA AMERICAS SECURITIES LLC**

-------------------

FINANCIAL STATEMENT AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEAR ENDED JUNE 30, 2016

SIGMA AMERICAS SECURITIES LLC

------------------

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED JUNE 30, 2016

CONTENTS

*Edward Richardson Jr., CPA*
*15565 Northland Dr., W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC)
7525 North Springcrest Place
Meridian, ID 83646

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) as of June 30, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) as of June 30, 2016 and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Supplemental Information has been subjected to audit procedures performed with audit of Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) financial statements. Supplemental Information is the responsibility of Sigma Americas Securities, LLC's (formally known as Benexis Securities, LLC) management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
September 7, 2016

# SIGMA AMERICAS SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2016

| | | |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash | $ | 17,172 |
| Total current assets | | |
| Other assets: | | |
| Prepaid expenses | | 4,349 |
| Total other assets | | 4,349 |
| | $ | 21,521 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 1,500 |
| Total current liabilities | | 1,500 |
| Member's equity: | | |
| Member's Equity | | 55,677 |
| Retained earnings | | (35,656) |
| Total member's equity | | 20,021 |
| | $ | 21,521 |

See notes to financial statements.

SIGMA AMERICAS SECURITIES LLC

-----------------

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2016

| | | |
|---|---|---|
| EXPENSES: | | |
| Professional fees | | 18,525 |
| Insurance expenses | | 6,013 |
| Advertising and promotion | | 5,587 |
| Occupancy costs and office expenses | | 3,491 |
| Other operating expenses | | 2,040 |
| Total expenses | | 35,656 |
| NET INCOME (LOSS) | $ | 35,656 |

See notes to financial statements.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Contributed Capital | Distributed Capital | Retained Earnings (Accumulated Deficit) | Total Member's Equity |
|---|---|---|---|---|
| Balances, July 1, 2015 | $ 33,645 | | - | 33,645 |
| Capital contribution | | | 22,032 | 22,032 |
| Distributed capital | | - | | |
| Net income | | | (35,656) | (35,656) |
| Balances, June 30, 2016 | $ 33,645 | - | (13,624) | 20,021 |

See notes to financial statements.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2016

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income (loss) | $ | (35,656) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | ( 3,477) |
| Accounts payable and accrued expenses | | 1,500 |
| Net cash provided by operating activities | | (38,341) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Cash contributed by member | | 22,032 |
| Cash distributed to member | | - |
| Net cash provided by financing activities | | 22,032 |
| NET CHANGE IN CASH | | |
| CASH, beginning of year | | 32,773 |
| CASH, end of year | $ | 17,172 |
| SUPPLEMENTAL DISCLOSURE INFORMATION: | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | - |

See notes to financial statements.

1. Description of Business

Sigma Americas Securities LLC (f/k/a Benexis Securities LLC, the "Company") is a registered broker-dealer headquartered in Meridian, Idaho. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Sigma Americas Securities LLC is a single member Idaho limited liability company and a wholly owned subsidiary of The Bensinger Group, Inc. (the "Parent Company") which is its sole managing member. Additional services are provided through the Company's affiliates, Benexit Insurance LLC (fixed insurance products) and Benexit Advisors LLC (registered investment adviser services).

2. Summary of Significant Accounting Policies

*Revenue Recognition*
The Company recognizes revenues at the time consulting fees are earned in accordance with the terms of the finder's fee agreements with its clients. This occurs when the Company has provided all services and has no further obligations under an agreement, which for activities typically engaged in by the Company occurs when the transaction relating to the agreement has consummated.

*Accounts Receivable*
An allowance for doubtful accounts is established against recorded accounts receivable if losses are estimated to have occurred through a provision for bad debt charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is probable. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management, and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

*Income Taxes*
The Company, with the consent of its sole member, has elected under the Internal Revenue Code to be taxed as a C corporation. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

*Use of Estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Subsequent Events*
Management has evaluated events and transactions that occurred between July 1, 2016 and September 7, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. On August 15, 2016, the Company submitted a Continuing Membership Application ("CMA") with FINRA requesting a change of ownership. As of the date of these financial statements, the application is still pending FINRA approval. In conjunction with the CMA, the Company changed its name from Benexis Securities LLC to Sigma Americas Securities LLC effective August 18, 2016.

3. Concentration of Credit Risk

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and accounts receivable. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2016, the cash on deposit did not exceed the FDIC-insured limit.

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring or recurring basis as of June 30, 2016, and as such, had no assets or liabilities that fell into the tiers described above.

5. Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at June 30, 2016 requiring contingent loss recognition.

6. Member's Equity

During the year ended June 30, 2016, the Company's member contributed capital totaling $22,032 in member's equity in exchange for operating expenses paid by the Parent Company.

7. Related Party Transactions

The Company's office is co-located with other entities related by common ownership which share limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses paid by the Parent Company and allocated to Company, comprised of various operating expenses, totaled $22,032 for the year ended June 30, 2016.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 800% (for the first 12 months after commencing business as a broker dealer).

At June 30, 2016, the Company had net allowable capital of $15,672, which is $10,672 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 9.57% as of June 30, 2016. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(i), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

SIGMA AMERICAS SECURITIES LLC

---------------

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2016

| COMPUTATION OF NET CAPITAL | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 20,021 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 20,021 |
| Deductions and/or charges: | | |
| Non-allowable assets from Statement of Financial Condition: | | |
| Prepaid assets | | 4,349 |
| Other current assets | | - |
| Other deductions and/or charges | | - |
| Other additions and/or credits | | - |
| Net capital before haircuts on securities positions | | 15,672 |
| Net capital | $ | 15,672 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ | 100 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ | 5,000 |
| Net capital requirement (greater of above) | $ | 5,000 |
| Excess net capital | $ | 10,672 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer | $ | 9,672 |

There are no differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of June 30, 2016.

SIGMA AMERICAS SECURITIES LLS

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
JUNE 30, 2016

| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| --- | --- | --- |
| Total aggregated indebtedness liabilities from Statement of Financial Condition: | $ | 1,500 |
| Add: | | |
| Drafts for immediate credit | | - |
| Market value of securities borrowed for which no equivalent value is paid or credited | | - |
| Other unrecorded amounts | | - |
| Total aggregate indebtedness | $ | 1,500 |
| Percentage of aggregate indebtedness to net capital | | 9.57% |

| RECONCILIATION WITH COMPANY'S COMPUTATION | | |
| --- | --- | --- |
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of June 30, 2016 | $ | 15,672 |
| Net audit adjustments | | - |
| Net capital per above | $ | 15,672 |

See independent auditors' report.

# REPORT ON BROKER DEALER EXEMPTION

**For the year ended June 30, 2016**

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

September 7, 2016

Board of Directors
Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC)
7258 N Springcrest Place
Meredian, ID 83646

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) stated that Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) met the identified exemption provisions throughout the most recent fiscal year without exception. Sigma Americas Securities, LLC's (formally known as Benexis Securities, LLC) management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

# REPORT ON SIPC ASSESSMENT RECONCILIATION

**For the year ended June 30, 2016**

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Sigma Americas Securities, LLC
7258 N Springcrest Place
Meredian, ID 83646

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Sigma Americas Securities, LLC (SIPC) for the period July 1, 2015 to June 30, 2016, which were agreed to by Sigma Americas Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Sigma Americas Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Sigma Americas Securities, LLC's management is responsible for Sigma Americas Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries; the amount paid is $0.00.

2. Compared audited Total Revenue for the period of July 1, 2015 through the June 30, 2016 (financial year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Sigma Americas Securities, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

September 7, 2016

# Sigma Americas Securities LLC

September 7, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2016

Dear Mr. Richardson Jr.,

Please be advised that Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2015 through June 30, 2016 Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) did not hold customer securities or funds at any time during this period and does business on a limited basis (mutual funds, annuity, private placement, life insurance). Sigma Americas Securities, LLC's (formally known as Benexis Securities, LLC) past business has been of similar nature and has complied to this exemption since its inception, 11/30/2015.

David Bensinger the president of Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC) has made available to Edward Richardson, Jr. CPA all records and information including all communications from regulatory agencies received through the date of this audit June 30, 2016.

David Bensinger has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Sigma Americas Securities, LLC's (formally known as Benexis Securities, LLC) compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (208) 846-9665.

Very truly yours,

Sigma Americas Securities, LLC (formally known as Benexis Securities, LLC)

David Bensinger
President